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APPENDIX 1

CHARTER FOR THE AUDIT COMMITTEE OF THE BOARD

OF DIRECTORS OF STORM CAT ENERGY CORPORATION

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MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Storm Cat Energy Corporation (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities.  The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

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The quality and integrity of the Company’s financial statements and other financial information;

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The compliance of such statements and information with legal and regulatory requirements;

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The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and

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The performance of the Company’s internal accounting procedures and Auditor.

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STRUCTURE AND OPERATIONS

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Composition

The Committee shall be comprised of three or more members.

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Qualifications

 Each member of the Committee must be a member of the Board.

A majority of the members of the Committee shall not be officers or employees of the Company or of an affiliate of the Company.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

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Appointment and Removal

The members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly appointed or until such member’s earlier resignation or removal.  Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

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Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee.  The Chair shall call, set the agendas for and chair all meetings of the Committee.

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Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

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Meetings

The Committee shall meet at least four times in each fiscal year, or more frequently as circumstances dictate.  The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting.  On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of members.

The Committee is authorized to invite officers and employees of the Corporation and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings if it considers this appropriate.  In addition, the Committee will meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with Section III of this Charter.

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DUTIES

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Introduction

The following functions are the common recurring duties of the Committee in carrying out its mandate outlined in Section I of this Charter.  These duties should serve as a guide with the understanding that the Committee may fulfil additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions.  The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties.  While acting within the scope of its stated mandate, the Committee shall have all the authority of, but shall remain subject to, the Board.

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Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

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Review and discuss with the Auditor any disclosed relationships or services that may affect the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

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Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

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Require the Auditor to report directly to the Committee.

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Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

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Oversee the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting).

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Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-appointment by the Company’s shareholders of the existing Auditor and the compensation to be paid to the Auditor.

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Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor unless such non-audit services:

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which are not pre-approved, are reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of fees paid by the Company to the Auditor during the fiscal year in which the non-audit services are provided;

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were not recognized by the Company at the time of the engagement to be non-audit services; and

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are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Internal Financial Controls & Operations of the Company

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Establish procedures for:

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the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

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the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Preparation of Financial Statements

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Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

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Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

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Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

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Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

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Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

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the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor, internal auditor or management.

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the management inquiry letter provided by the Auditor and the Company’s response to that letter.

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any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

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Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A) and earnings press releases before the Board approves and the Company publicly discloses this information.

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Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

Manner of Carrying Out its Mandate

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Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

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Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

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Meet, to the extent it deems necessary or appropriate, with management, any internal auditor and the Auditor in separate executive sessions.

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Have the authority, to the extent it deems necessary or appropriate, to retain special independent legal, accounting or other consultants to advise the Committee and to set and pay the compensation to any such advisors.

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Make regular reports to the Board.

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Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

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Annually review the Committee’s own performance.

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Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.  These are the responsibilities of management and the Auditor.

HMB/1303694